Exhibit 4.6
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Bed Bath & Beyond Inc. (“Bed Bath” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s common stock, par value $.01 per share (“Common Stock).
Description of Common Stock
The following summary description sets forth some of the general terms and provisions of the Common Stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the Company’s Common Stock, you should refer to the provisions of the Company’s Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and the Company’s Amended and Restated By-Laws (the “By-laws”), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.
Authorized Capital Shares
Under the Certificate of Incorporation, Bed Bath’s capital stock consists of 900,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share.
Common Stock
Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s board of directors (the “Board”) out of funds legally available therefor, and subject to any preferential dividend rights of any then outstanding preferred stock. Upon the Company’s liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock.
The Board has the authority, subject to certain restrictions, without further shareholder approval, to issue, at any time and from time to time, up to 1,000,000 shares of preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of New York.
The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of the Common Stock. Satisfaction of any dividend or liquidation preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends or liquidation amounts on Common Stock. Holders of preferred stock would typically be entitled to receive a preference payment.
New York Law and Some By-Law Provisions
The By-laws contain certain provisions that might have the effect of deterring a hostile takeover attempt of the Company. These By-law provisions have the following effects:

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they provide that only persons who are nominated in accordance with the procedures set forth in the By-laws shall be eligible for election as a director of the Company, except as may be otherwise provided in the By-laws;

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they provide that only business brought before the annual meeting by the Board or by a shareholder who complies with the procedures set forth in the By-laws may be transacted at an annual meeting of shareholders;

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they provide that only the chairman of the board, if any, the chief executive officer, the Board or, at the written request of record holders of at least 50% of the voting power of the Company’s outstanding shares, the secretary may call special meetings of the Company’s shareholders; and

•	they establish a procedure for the Board to fix the record date whenever shareholder action by written consent is undertaken.
Furthermore, the Company is subject to the provisions of Section 912 of the New York Business Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held New York corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 912, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an “interested shareholder” is a person who, together with affiliates and associates, owns, or within five years prior, did own, 20% or more of the corporation’s voting stock.
Proxy Access Nominations
Under the By-laws, a shareholder (or a group of up to 20 shareholders) who has held at least 3% of the Common Stock for three years or more may nominate a director and have that nominee included in the Company’s proxy materials, provided that the shareholder and nominee satisfy the requirements specified in the By-laws. Any shareholder who intends to use these procedures to nominate a candidate for election to the Board for inclusion in the Company’s proxy statement must satisfy the requirements specified in the By-laws.